UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42602

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Resignation of Chief Operations Officer

On August 10, 2026, Ms. Ting Lai Har notified the board of directors (the “Board”) of Everbright Digital Holding Limited (the “Company”) of her resignation from her position as Chief Operations Officer of the Company, effective immediately. Ms. Ting’s resignation was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2026	Everbright Digital Holding Limited

	By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Chief Executive Officer

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